Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name

INVESTMENT MANAGEMENT

voyainvestments.com

Filed by Voya Variable Portfolios, Inc (SEC File Nos.: 333-05173; 811-7651) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

February 4, 2022

Voya Investment Management

Client Talking Points

VY® T. Rowe Price International Stock Portfolio

Voya Investment Management has announced the following changes:

Reorganization	July 8, 2022	VY® T. Rowe Price International	Voya International Index
		Stock Portfolio	Portfolio

The Boards of Directors/Trustees (each a "Board" and together, the "Boards") of VY® T. Rowe Price International Stock Portfolio ("International Stock Portfolio") and Voya International Index Portfolio ("International Index Portfolio") approved an Agreement and Plan of Reorganization ("Merger" or "Reorganization"). The approval of shareholders of International Stock Portfolio is required before the Merger may take place.

▪What is happening?

oOn January 27, 2022, the Boards approved a proposal to merge International Stock Portfolio into International Index Portfolio.

oShareholders of International Stock Portfolio will be sent a combined proxy statement and prospectus on or about May 6, 2022.

oA shareholder meeting will be held on or about June 28, 2022.

oPending shareholder approval, the Merger will occur as of the close of business on or about July 8, 2022.

oT. Rowe Price Associates, Inc. serves as the sub-adviser to International Stock Portfolio. Voya Investment Management Co. LLC serves as sub-adviser to International Index Portfolio. If the

Merger is approved, shareholders of International Stock Portfolio will become shareholders of International Index Portfolio as of the close of business on or about July 8, 2022.

oA prospectus supplement was filed on or about February 3, 2022 to notify shareholders of the changes.

February 4, 2022

Client Talking Points

▪Why is the Merger proposed?

oFollowing T. Rowe Price Associates, Inc.'s presentation at the September 2021 Board Meeting, the Board directed Voya Investments LLC. ("VIL") to explore options regarding the Portfolio's future in light of its performance history.

oVIL proposed International Index Portfolio as the survivor for a variety of factors, including the following:

o International Stock Portfolio and International Index Portfolio have nearly identical international exposure

o International Index Portfolio offers the potential for an improved investment experience o The Voya Investment Management investment team has long-term capabilities in the

International Index strategy

o International Index Portfolio has a lower net expense ratio than International Stock Portfolio

oAs a passively managed fund designed to replicate the performance of the MSCI EAFE Index, International Index Portfolio has a low Tracking Error and high R Squared

oVIL noted that the Merger would provide International Stock Portfolio shareholders with an immediate benefit through lower gross and net expenses.

o This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪ How do the Investment Objectives compare?

	International Stock Portfolio	International Index Portfolio
The Portfolio seeks investment results (before
Investment	The Portfolio seeks long-term growth of	fees and expenses) that correspond to the total
return (which includes capital appreciation and
capital.
Objective
income) of a widely accepted international

index ("Index").

▪ What is the experience of the Voya Investment Management Co. LLC Team?

Voya International Index Portfolio is managed by the Voya Investment Management Co. LLC team of Steve Wetter and Kai Yee Wong.

Steve Wetter

Portfolio Manager

Steve Wetter, Portfolio Manager, is responsible for portfolio management of the index, active quantitative, and smart beta strategies. Mr. Wetter joined Voya IM in April 2012 and prior to that he was a portfolio manager and trader at Mellon Asset Management (2007 – 2009), and Northern Trust (2003 – 2007).

Kai Yee Wong

Portfolio Manager

Kai Yee Wong, Portfolio Manager, is responsible for the portfolio management of the index, active quantitative, and smart beta strategies. Prior to joining Voya IM in 2012, Ms. Wong worked as a senior equity portfolio manager at Northern Trust, responsible for managing various global indices

February 4, 2022

Client Talking Points

including developed, emerging, real estate, Topix, and socially responsible benchmarks (2003 – 2009).

For financial professional use only. Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any portfolio, nor is it a solicitation of any proxy. For information regarding International Index Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY® T. Rowe Price International Stock Portfolio with and into Voya International Index Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This "Client Talking Points" is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC's website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of Voya International Index Portfolio carefully before investing. For a free copy of the Voya International Index Portfolio prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

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